Exhibit (a)(1)(xi)

4 May 2018

Notice to AbbVie Employee Share Ownership Plan Participants

Dear ESOP Participant,

As you are an AbbVie Inc. (“AbbVie”) shareholder by virtue of your participation in the AbbVie Employee Share Ownership Plan (“ESOP”), we are sending you this letter to notify you of an offer being made by AbbVie Inc. to purchase a portion of its outstanding shares (referred to in this email as the “Offer”).

The details of the Offer are included in the enclosed Offer to Purchase document for your information.  As you hold shares in the ESOP, you are entitled to participate in the Offer to tender your ESOP shares for sale to AbbVie on the same basis as all other AbbVie shareholders if you choose to do so, except that if you have held your ESOP Matching Shares or Dividend Shares for fewer than three years, you would not be permitted by the rules of the ESOP to sell those shares under the Offer.

PLEASE NOTE: IF YOU CHOOSE TO PARTICIPATE IN THE OFFER AND, SUBJECT TO THE TERMS OF THE OFFER, YOU SELL YOUR ESOP SHARES TO ABBVIE, WE EXPECT THAT IT IS LIKELY TO HAVE THE FOLLOWING CONSEQUENCES FOR YOUR ESOP SHARES:

•                  Your shares would be taken out of the ESOP, which would cause income tax and National Insurance contributions (NICs) charges to arise on these shares if you have held them for fewer than five years (if they are Partnership or Matching Shares).

The amount of the income tax and NICs charges would depend on whether you have held the shares in the ESOP for fewer than three years, or between three and five years.  Please refer to the ESOP brochure for a summary of the general tax consequences of removing shares from the ESOP within five years.

•                  There may be other tax consequences arising from the sale of your ESOP shares under the Offer — for example, there may be income tax and NICs charges if the price offered for the shares under the Offer exceeds the market value of the shares, or, if the sale proceeds that you receive are characterised by HMRC as dividend income, the proceeds may be taxed at dividend income tax rates.

•                  Any ESOP shares purchased under the Offer will be removed from the ESOP on the basis of ‘first in, first out’ (so the oldest shares would be removed first) and you are not able to select which shares (Partnership, Matching or Dividend) to sell, nor the price at which the shares submitted under the Offer were originally acquired.  Matching Shares and Dividend Shares cannot be included in the Offer in any event if these shares have been held in the ESOP for fewer than three years.

Neither AbbVie nor the ESOP Trustee is able to provide any advice as to the tax consequences of participating in the Offer.

YOU DO NOT NEED TO DO ANYTHING IF YOU DO NOT WISH TO TAKE UP THE OFFER.  IN THAT CASE, YOUR ESOP SHARES WILL REMAIN IN THE ESOP AND THE TAX TREATMENT FOR YOUR ESOP SHARES WILL NOT BE AFFECTED AS A RESULT OF THE OFFER.

If, after reading this letter and the enclosed Offer to Purchase document, you wish to participate in the Offer despite the potential tax implications described above, please follow the instructions set out in the enclosed Instruction Notice before the deadline specified therein.  However, we would urge you to seek independent tax advice before making this decision.

Please note that this is NOT a takeover offer, and AbbVie’s shares are NOT being bought by any third party.  This is an offer by AbbVie to buy back some of its own shares, at the price determined using the process described in the attached information and on the terms and conditions set out in the Offer materials.

Neither AbbVie nor the ESOP Trustee can provide you with any financial or tax advice in connection with the Offer.  The summary above is intended as general guidance only; your actual tax position will depend on your particular circumstances. Please speak to an independent personal financial or tax advisor if you wish to consider the Offer.

Yours sincerely,

LINK Asset Services on behalf of Client